					Exhibit 12.1

Simmons First National Corporation
Computation of Consolidated Ratios of Earnings to Fixed Charges

	Year Ended December 31,
	2009	2008	2007	2006	2005
Fixed Charges:
Interest on deposits	$31,046	$53,150	$65,474	$54,250	$34,208
Interest on borrowings	7,760	8,974	10,946	10,308	8,606
Estimated interest on rental expense	469	487	566	541	525
Fixed charges including interest on deposits (A)	39,275	62,611	76,986	65,099	43,339
Less: Interest on deposits	31,046	53,150	65,474	54,250	34,208
Fixed charges excluding interest on deposits (B)	$8,229	$9,461	$11,512	$10,849	$9,131

Earnings:
Pretax income from continuing operations	$35,400	$38,337	$39,741	$39,921	$39,465
Fixed charges including interest on deposits	39,275	62,611	76,986	65,099	43,339
Earnings, including interest on deposits (C)	74,675	100,948	116,727	105,020	82,804
Less: Interest on deposits	31,046	53,150	65,474	54,250	34,208
Earnings, excluding interest on deposits (D)	$43,629	$47,798	$51,253	$50,770	$48,596

Ratio of earnings to fixed charges:
Including interest on deposits (C /A)	1.90	1.61	1.52	1.61	1.91
Excluding interest on deposits (D / B)	5.30	5.05	4.45	4.68	5.32